Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for May 2024

Hamilton, Bermuda, June 7, 2024

Commercial update:

In May 2024, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$35,700 per day, gross1, including average daily scrubber and LNG benefits on nine vessels of approximately US$2,600 per day. The Company’s six vessels trading on fixed time charters earned approximately US$35,800 per day, gross, including average daily scrubber and LNG benefits on five vessels. The Company’s four vessels trading on index-linked time charters earned approximately US$35,700 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged US$23,424 during May 2024.

In addition, the Company is pleased to announce that it has successfully taken delivery of the eleventh of the twelve 210,000 dwt Newcastlemax dual fuel newbuildings that the Company has on order from New Times Shipyard. The remaining vessel is scheduled to be delivered later this month.

The vessel ("Mount Aconcagua") will be delivered to a major Japanese shipping company and will commence a 22 to 26 months' time charter, plus an option exercisable by the counterparty for a further 11 to 13 months, and will earn an index-linked rate, reflecting a significant premium to a standard Capesize vessel. The time charter also includes a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as certain rights to convert the time charter to fixed rate based on the prevailing forward freight agreement (FFA) curve from time to time.

Heading into the third quarter, the Company will have one vessel on a fixed rate until March 2025 and one of its index-linked time charters converted to a fixed rate of US$40,810 plus scrubber benefit until December 31, 2024.

“It is the expectation of the Company that with the delivery of our last ship later in June and if market conditions continue to improve, the Company should benefit from increased cash flow, and with no further investment plans, it is the intention of the Company to return excess cash flow to shareholders through increasing dividends” says CEO Herman Billung.

Cash distribution:

The Board has approved a cash distribution of US$0.04 per share for May 2024. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.04 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on July 5, 2024.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Date of approval: June 6, 2024

Record date: June 17, 2024

Payment date: On or about July 5, 2024.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: June 14, 2024

Ex-date: June 17, 2024

The following dates apply to shares traded on Euronext:

Last day including right: June 13, 2024

Ex-date: June 14, 2024

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about July 10, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47918 31590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has eleven vessels in operation and one Newcastlemax dry bulk vessel under construction at New Times Shipyard in China. The remaining newbuilding is expected to be delivered in June 2024.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the expected delivery date of our remaining newbuildings under construction and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the delivery of our remaining newbuild vessels including the timing thereof and other risks, including those set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(In millions of U.S. dollars except per day data)	For the one-month period ended
May 31, 2024
Time charter revenues	$10.7
Address commission	$0.4
Operating revenues, gross	$11.1

Fleet operational days	310
Average Daily TCE Earnings, gross	$35,700